UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                  FORM 12b-25

                          Notification of Late Filing

Form 10-K


[X] For the Period Ending December 31, 1994

If notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Item 14 Exhibit 2.2 was filed without the opinion of the independent auditors.

Part I - Registrant Information

St. Jude Medical, Inc.
Full Name of Registrant

One Lillehei Plaza
Address of Principal Executive Office

St. Paul, Minnesota 55117
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

[X]

Part III - Narrative

The Company has been provided with these financial statements by Siemens. These financial statements were the responsibility of Siemens management. The auditors' reports relating to these financial statements are not included because the Siemens' auditors have not granted the Company the necessary consents to use them. The consents were withheld due to an ongoing dispute between the Company and Siemens over final adjustments to the purchase price of Pacesetter. The resolution of this dispute could possibly affect these financial statements.

Part IV - Other Information

(1) John M. Buske 612-481-7670
(2) No Form 8-K Dated October 19, 1994
(3) No

Date April 3, 1995              /s/ Stephen L. Wilson
                               Stephen L. Wilson
                            Vice President Finance,
                                 Chief Financial Officer